1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
April 14, 2026	www.integraresources.com

INTEGRA ANNOUNCES RESULTS FROM NEAR-MINE OXIDE GOLD DRILLING AT FLORIDA CANYON, INCLUDING 138 METRES AT 0.32 G/T AU AND 128 METRES AT 0.36 G/T AU, HIGHLIGHTING NEAR-MINE GROWTH AND MINE LIFE EXTENSION POTENTIAL

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce additional results from the growth drilling program at the Company's primary operating asset, the Florida Canyon Mine ("Florida Canyon") located in Nevada. The results continue to demonstrate broad intervals of near-surface oxide gold mineralization from both historical dump material and near-mine in-situ targets, highlighting the potential to expand mineral resources, support future mine planning, and enhance near-term production.

During the 2025 growth drilling program 16,009 meters ("m") of reverse circulation ("RC"), sonic and core drilling were completed. The recently announced 2026 drilling program consists of 42,500 m of RC and core drilling with 33,500 focused on resource development at the Florida Canyon Mine and 9,000 m focused on testing new gold targets identified around the Florida Canyon and Standard Mine areas.

Highlights:

• Opportunity 1: Near-surface oxide potential from historical dump material: Drilling targeting large volumes of historical, gold-mineralized, low-grade waste material that was below the mining cut-off in a significantly lower gold-price environment. These areas demonstrate a significant near-term opportunity to increase mineral resources and potentially extend mine life at Florida Canyon.

• Broad oxide gold intercepts from historical South Mine Dump ("South Dump") material, including:

• FCM25-0655: 0.30 grams per tonne ("g/t") gold ("Au") over 102.1 m

• FCMR25-0896: 0.22 g/t Au over 103.6 m

• FCMR26-0908: 0.26 g/t Au over 91.4 m

• FCMR26-0954: 0.55 g/t Au over 54.9 m

• FCMR25-0893: 0.23 g/t Au over 91.4 m

• ~67% of drill intercepts exceed the current mine cut-off grade of 0.11 g/t Au

• Opportunity 2: Expand in-situ resources between existing mine open pits: Drilling targeting "saddle" and "ridge" ("Inter-Pit") areas located between active and historical pits. Many of these areas have been sparsely drilled historically and offer meaningful growth potential directly adjacent to current and future mining phases.

• Significant thickness from near-mine in-situ drilling at the Radio Tower Pit, including:

• 2025-Met-R02: 0.32 g/t Au over 138.1 m

• 2025-GT-R03: 0.42 g/t Au over 58.5 m

• 2025-GT-R05: 0.53 g/t Au over 44.3 m

• ~26% of drill intercepts within the Radio Tower Pit exceed the current Radio Tower cut-off grade of 0.14 g/t Au

• Additional thick intercepts from the C7 / Central Pit area highlighting strong vertical continuity, including:

• FCM25-0617: 0.36 g/t Au over 128.0 m

• 2025-GT-C01: 0.82 g/t Au over 50.0 m

• 2025-GT-C04: 0.48 g/t Au over 97.5 m

• ~38% of drill intercepts within the C7 / Central Pit area exceed the current cut-off grade of 0.11 g/t Au

Key Observations:

• Mineralization defined in close proximity to existing pits and infrastructure has the potential to enhance economic value.

• Results continue to support a growing inventory of near-surface mineralization expected to contribute to future resource and reserve growth and to extend mine life.

• Strong continuity across multiple intercepts exceeding 40 m at >0.2 g/t Au, reinforcing potential for pit expansion and near-term mine planning.

• Strong grade continuity across wide intervals.

• Strong alignment with heap leach processing characteristics.

George Salamis, President, CEO and Director of Integra commented: "Integra continues to focus on incremental resource growth and the potential to add gold ounces where they matter most, within haulage distance of the Florida Canyon Mine and its processing infrastructure. These latest drill results continue to reinforce our view that Florida Canyon hosts significant, scalable near-surface oxide gold mineralization with the potential to support long-term growth. Not all gold ounces are created equal, and gold ounces identified within and adjacent to our existing operations carry significantly higher value given their proximity to infrastructure and ability to be incorporated into the mine plan with minimal capital.

What stands out most in these latest results is the consistency and thickness of gold mineralization across multiple areas of the mine, both within historical dumps and in near-mine in-situ zones. This combination provides Integra with an opportunity to expand mineral resources in a capital-efficient manner while enhancing operational flexibility.

We are seeing a clear trend of growing near-surface mineralization that has the potential to translate into a larger resource base and an extended mine life in our upcoming technical report expected to be completed in the third quarter of 2026. In the current gold price environment, advancing these low-strip, near-surface opportunities represents a compelling pathway to deliver sustained production growth and long-term value for our shareholders."

Drilling Overview

The growth drilling program at Florida Canyon is focused on delineating near-surface oxide gold mineralization within and adjacent to existing mining areas. The program is designed to support future mineral resource and reserve updates and inform life-of-mine planning.

Figure 1: Location Map of 2026 Florida Canyon Mine Drill Targets

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/04/FCM_NR5_Fig_1_Plan_Figure_20260408.pdf

Opportunity 1 Drilling Overview: Near-Surface Oxide Gold Potential from Historical Dump Material

Within the permitted Florida Canyon Mine boundary, several volumes of historically mined, low-grade gold-mineralized dump material remain in surface dumps. These materials were mined during periods of significantly lower gold prices and at higher cut-off grades than those currently applied at the Florida Canyon Mine.

Drilling results continue to confirm that these historical waste dumps host broad, continuous intervals of oxide gold mineralization, including intercepts exceeding 80 m in thickness, as well as numerous intervals in the 50 to 70 m range at grades above 0.20 g/t Au.

Top intercepts from drilling at the South Dump include:

• FCM25-0655: 0.30 g/t Au over 102.1 m

• FCMR25-0896: 0.22 g/t Au over 103.6 m

• FCMR26-0908: 0.26 g/t Au over 91.4 m

• FCMR26-0954: 0.55 g/t Au over 54.9 m

• FCMR25-0893: 0.23 g/t Au over 91.4 m

• FCM25-0658: 0.25 g/t Au over 88.4 m

• FCMR26-0912: 0.28 g/t Au over 86.9 m

• ~67% of drill intercepts exceed the current mine cut-off grade of 0.11 g/t Au assuming a gold price of US$2,000 per ounce among several other factors.

These materials are located within or immediately adjacent to existing mining infrastructure, significantly reducing haulage distances and capital requirements, and enhancing their economic value relative to more distal gold mineralization.

Key observations

  Consistent gold grade distribution across large volumes of previously mined but unprocessed gold mineralized material.
  Mineralization remains near-surface, readily accessible and situated close to current processing infrastructure (~1km from South Dump, ~3km from North Dump).
  Material is expected to be amenable to heap leach processing, subject to ongoing metallurgical testing.
  Opportunity to convert previously uneconomic material into mineable inventory to enhance future mine life.

These historical dump zones represent a low-strip, capital-efficient opportunity to increase mineral resources and potentially provide supplemental ore feed for Florida Canyon operations. The Company expects these areas to be evaluated for inclusion in future mineral resource estimates and life-of-mine plans.

Figure 2: Assay Results from Historical South Mine Dump Material

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/04/FCM_NR5_Fig_2_South_Mine_Dump_Drilling_20260408.pdf

Opportunity 2 Drilling Overview: Expanding In-Situ Resources in the Inter-pit Areas, Between Existing Mine Open Pits

Drilling focused on gold resource expansion opportunities within "saddle" and "ridge" zones, located between existing open pits. Several of the Inter-Pit areas remain sparsely drilled and offer significant upside gold potential. Drilling of the Inter-Pit areas, including the C7 / Central Pit, North Pit and Radio Tower areas, continues to return broad and consistent zones of oxide gold mineralization, including multiple intercepts exceeding 100 m in thickness.

Notably, several of these intercepts exhibit grades above the current average resource grade at Florida Canyon Mine, suggesting the potential to not only increase total ounces but also improve the overall grade profile of the operation.

Top intercepts from in-situ drilling in the inter-pit areas include:

• 2025-Met-R02: 0.32 g/t Au over 138.1 m (Radio Tower Pit)

• FCM25-0617: 0.36 g/t Au over 128.0 m (C7 / Central Pit)

• 2025-GT-R03: 0.42 g/t Au over 58.5 m (Radio Tower Pit)

• 2025-GT-R05: 0.53 g/t Au over 44.3 m (Radio Tower Pit)

• 2025-GT-C01: 0.82 g/t Au over 50.0 m (C7 / Central Pit)

• 2025-GT-C04: 0.48 g/t Au over 97.5 m (C7 / Central Pit)

• FCM25-0687: 0.69 g/t Au over 36.6 m (North Pit)

• ~26% of drill intercepts within the Radio Tower Pit exceed the current Radio Tower cut-off grade of 0.14 g/t Au assuming a gold price of US$2,000 per ounce among several other factors.

• ~38% of the drill intercepts within C7 / Central Pit area exceed the current mine cut-off grade of 0.11 g/t Au assuming a gold price of US$2,000 per ounce among several other factors.

These areas are located within and adjacent to existing mining infrastructure and represent high-priority targets for resource growth and potential mine plan expansion.

Key observations

  Significant vertical continuity demonstrated by thick intercepts exceeding 100 m.
  Additional >50 m intercepts at Radio Tower, reinforcing consistency across the zone.
  Strong thickness-grade relationships supporting potential economic extraction.
  Mineralization occurs at shallow depths, consistent with low-strip mining scenarios.
  Zones remain open laterally, indicating further expansion potential.

The C7 / Central Pit and Radio Tower zones are expected to play an important role in future mineral resource and reserve updates, with strong potential to be incorporated into future pit designs and life-of-mine planning scenarios.

Figure 3: Assay Results from C7 / Central Pit, North Pit and Radio Tower

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/04/FCM_NR5_Fig_3_C7_and_Radio_Tower_Drilling_20260408.pdf

Strategic Implications

  Focus on near-mine, infrastructure-supported ounces reflects disciplined capital allocation and prioritization of high-return growth opportunities, in the future.

  Scale: Multiple intercepts exceeding 100 m highlight significant volume potential.
  Near-term production relevance: Mineralization located within existing mine footprint.
  Low capital intensity: Minimal stripping and infrastructure requirements.
  Operational flexibility: Ability to integrate dump and in-situ material.
  Resource growth: Supports future mineral resource and reserve updates and mine planning.

Table 1. Link to Table of All Unreleased Drill Results

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/04/FCM_NR5_Drilling_Samples_Highlights_20260408.pdf

Next Steps

As part of the 2026 Florida Canyon Mine drill program, the Company plans approximately 33,500 metres of drilling to further define the extent and continuity of mineralization. Ongoing metallurgical testing will also be conducted to confirm heap leach recovery characteristics. Portions of the program will also support the updated Florida Canyon feasibility study and technical report, expected to be completed in the third quarter of 2026.

About Integra

Integra is a growing precious metals producer in the Great Basin of the western United States. The Company is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is advancing its flagship development-stage heap leach projects: the DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Michael J. Murenbeeld AIPG CPG-12233, Integra's Manager Geology and Exploration. Mr. Murenbeeld is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Sampling and QA/QC Procedure

Reverse circulation samples were collected at 5-foot intervals directly at the drill rig using pre-labeled bags. Samples were submitted to American Assay Laboratories ("AAL") in Reno, Nevada, an ISO/IEC 17025 accredited laboratory. AAL is independent of Integra. Sample preparation involved drying, jaw crushing to >70% passing 2 mm (10 mesh) and pulverizing a 300 g split to >85% passing 75 microns.

Gold analysis was performed on a 30-gram pulp using fire assay with ICP-AES finish. Samples returning >10 ppm Au were re-assayed using a gravimetric finish. Additionally, samples with Au >0.156 ppm underwent cyanide-soluble (0.3% NaCN/0.3%NaOH using a sample to solution ratio of 1:2 or 10g/20mL) analysis and preg-robbing (0.3% NaCN/0.3%NaOH + 1.71ppm/mL Au spike using 1:2 ratio calculates to 3.42ppm in the 10g/20mL) tests to assess metallurgical characteristics. Quality control protocols included the routine insertion of blank samples, certified reference materials (standards), and field and pulp duplicates. Blank material and standards were purchased from Moment Exploration Geochemistry. AAL also inserted internal control samples and duplicates within each batch.

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential to expand mineral resources and reserves, extend mine life, optimize mine planning, and maximize project value, as well as the anticipated timing of results and a future technical and revised life-of-mine plan for Florida Canyon; the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.